UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 22, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 22, 2016 announcing the signing of a protocol with respect to City Hospitals Projects.

Istanbul, July 22, 2016

Announcement Regarding the Signing of a Protocol with Respect to City Hospitals Projects

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

In line with Turkcell’s strategy of providing integrated communication and technology services, along with its strength in corporate market, Turkcell’s subsidiary Turkcell Satış ve Dağıtım Hizmetleri A.Ş. has signed a protocol for a total project amount of approximately TRY 500 million with Rönesans İşletme Hizmetleri Danışmanlığı A.Ş., a subsidiary of Rönesans Sağlık Yatırım A.Ş., Turkey’s leader in health investment projects.

With this protocol, Turkcell will provide end-to-end Hospital Information Management Systems infrastructure and operation services for 5 years to City Hospitals Projects to be run within the scope of Ministry of Health’s Public Private Partnership Model.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 22, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 22, 2016	By:	/s/Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President